(202) 274-2030	rgarabedian@luselaw.com

November 10, 2009

VIA FEDERAL EXPRESS

Mr. Justin Dobbie

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Versailles Financial Corp.
Amendment number 1 on Form S-1
Filed November 3, 2009
File Number 333-161968

Dear Mr. Dobbie:

On behalf of Versailles Financial Corporation (the “Company”), the following are responses to the staff’s comment letter dated November 9, 2009. For ease of reference the comments have been reproduced below.

Amendment No. 1 to Registration Statement on Form S-1

How We Determined the Offering Range, page 4

1.	The first full sentence on page 6 appears to be at odds with the statement in the first full paragraph that “primary emphasis has been placed on the price-to-book value method.” Please revise as appropriate.

Please see the revised disclosure on page 6 responding to this comment. We have deleted the statement that the appraisal did not consider one valuation approach to be more important than the other.

2.	In the table on page 6 you reference price-to-tangible book value ratio, but in the next paragraph you refer to the price-to-assets method. Please revise to use consistent terms. Also, please explain what you mean by “market of the issue” and consider breaking this paragraph into several, shorter paragraphs.

Please see the revised disclosure on pages 6-7 responding to this comment. Please note specifically that the phrase “market of the issue” has been revised to refer to “marketing of the issue.” The revised disclosure in response to Comment 3 addresses the meaning of the phrase “marketing of the issue.”

Mr. Justin Dobbie

Securities and Exchange Commission

November 10, 2009

3.	We note your response to comment 5 in our letter dated October 14, 2009. Please revise to include a brief discussion of the reasons for each of the adjustments to your pro forma market value discussed in the appraisal.

Please see the revised disclosure on pages 6-7 responding to this comment.

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Please acknowledge receipt of this letter and the enclosed materials by date-stamping and returning in the envelope provided the enclosed receipt copy of this letter. If you have any questions regarding this letter or the enclosed, please contact the undersigned at (202) 274-2030.

Sincerely,

/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures

cc:	Mr. Douglas P. Ahlers, President